Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Zelgor, Inc.
1 Lincoln St
Boston, MA 02111
https://zelgor.com/

Up to $1,000,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Zelgor, Inc.
Address: 1 Lincoln St, Boston, MA 02111
State of Incorporation: DE
Date Incorporated: August 03, 2012

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,000,000.00 | 1,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $100.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

$100+ Investment

Jump on the Noob-wagon

Invitation to early access to all of our games.

$500+ Investment

We're All Noobs Here

All rewards above + invitation to our exclusive Zelgor investor community.

$750 Investment - Every Noob Has Its Day

All rewards above + your name (or Gamertag) added to Noobs in Space and NoobTubes' game credits.

$2,500+ Investment

The One and Only

All rewards from the $750 reward + reserve your own unique Zelgor Gamertag to be used throughout all our current and future games.

$5,000+ Investment

Straight from the Noob's Mouth

All rewards from the $750 reward + video or phone call with a member of our Executive Team.

$10,000+ Investment

Noob York Fashion Week

All rewards from the $750 reward + work with our design team to design and create your own customized Noob outfit skin for Noobs in Space

$25,000+ Investment

Shhhhhh ☒

All rewards from the $750 reward + work with our development team to design and create your own Easter Egg in one of our games.

$50,000+ Investment

Name that Noob!

All rewards from the $750 reward + name your very own Noob character

$100,000+ Investment

Build-A-Noob Workshop

All rewards from the $750 reward + work with our design team to design, create, and

personalize your very own Noob from scratch

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

<u>The 10% StartEngine Owners' Bonus</u>

Zelgor will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Zelgor is an interactive entertainment company creating the next global multimedia franchise, called the Noobs. Backed by famous venture capitalist Tim Draper, the founders of Napster, the creator of Guitar Hero, and many more, Zelgor is using Mobile Games as a launchpad for the Noobs to take over the entertainment industry.

Zelgor is a Delaware C-Corporation that is currently developing two mobile games featuring our flagship Alien Characters, the Noobs. The Company's business model consists of developing free-to-play mobile games focused on hyper-casual gamers of all ages, but primarily 15-40.

Our games will initially be available to download in the US App Store for both iOS and Android before we expand into App Stores in countries all over the world. Zelgor has built a team of industry veterans that is uniquely positioned to launch a series of products around our widely appealing characters, in a massive mobile games industry that continues to grow every year.

Our company is currently pre-revenue and plans to begin generating revenue when we soft launch our first game, Noobs in Space, in 2022.

Competitors and Industry

Games like Candy Crush Saga, Clash of Clans, and Pokémon Go, have individually generated over a billion dollars in lifetime revenue. At its peak, Pokémon Go brought in as much as $2.5 million in a single day. Each of the companies behind these games reached multi-billion dollar valuations within two years of launching only a single game.

The Company has several major competitors in the mobile game space. Some of the top competitors in our industry include: King.com (makers of Candy Crush), Supercell (makers of Clash of Clans and Clash Royale), and Niantic (Makers of Pokemon Go). Tencent is the industry leader, owning a number of the most successful mobile games, including Honor of Kings, PlayerUnknown's Battlegrounds, and most recently Pokemon Unite, which made $1.7M within 5 days of its initial launch (https://gameworldobserver.com/2021/09/27/pokemon-unite-generates-1-7-million-on-ios-and-android-in-first-five-days-since-launch). These companies and their respective products serve as Zelgor's primary competition in the mobile gaming industry. Tencent, currently valued at a whopping $581 Billion (https://companiesmarketcap.com/tencent/marketcap/) serves as our largest competitor thanks to their extensive portfolio of companies both within and outside of the games industry. Tencent has the ability to develop and publish games their own games (like Honor of Kings) as well as invest in and acquire their competition (like buying Supercell for $8.6 Billion: https://www.reuters.com/article/us-supercell-m-a-tencent-holdings/chinas-tencent-buys-clash-of-clans-maker-supercell-for-8-6-billion-idUSKCN0Z716E).

The mobile games industry overall is a $90B industry within the $175B global games industry (https://venturebeat.com/2021/09/23/newzoo-mobile-games-will-grow-4-4-in-2021-to-90-7b/). Similar to Supercell, we've built a team of industry veterans who have worked on successful games. We focus on making mobile games that maximize both fun and lifetime value to the customer. We do that by building games that are built on IPs (like the Noobs) that can grow into a larger portfolio of entertainment/media products like new games, shows, movies, and merchandise. Our goal is to build games within a hyper-casual genre in between Candy Crush and Honor of Kings in order to maximize the potential audience of our games.

Current Stage and Roadmap

We're currently conducting stability tests of our first mobile game product, Noobs in

Space. Stability tests are when we make the product available for early access in another country, in this case, India, and tests to see if our analytics systems are working and which devices the game crashes on. The next phase after stability testing is soft launch, where we fully release the game in another country, like Australia or Canada, and test to see how well the game retains players. The soft launch is the final test of the game before the game is then fully released in the App Store.

We're also currently conducting stability tests of our first mobile game product, Noobs in Space. Stability tests are when we make the product available for early access in another country, in this case, India, and tests to see if our analytics systems are working and which devices the game crashes on. The next phase after stability testing is a soft launch, where we fully release the game in another country, like Australia or Canada, and test to see how well the game retains players. The soft launch is the final test of the game before the game is then fully released in the App Store.

Moving forward, Zelgor's efforts are focused on launching our first game, Noobs in Space, in the United States. From there, we plan to leverage the game's success in the U.S. into releases in app stores on both iOS and Android all over the world. We'll then plan the release of NoobTubes based on the metrics and potential shelf-life of Noobs in Space, as well as work to quickly integrate physical merchandise, like shirts, hats, etc, as well as digital collectibles like NFTs, into the Noobs IP and our business operations. Long-term we look to develop Noobs games for other platforms like PC and Console, as well as create new media content like Noob Shows and Movies. We'll also look to create more unique and original IPs like the Noobs.

The Team

Officers and Directors

Name: John Fanning Jr

John Fanning Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 02, 2012 - Present
  Responsibilities: Driving the vision and creative direction of the company, fundraising. Mr. Fanning received equity compensation of 5,200,000 shares of Common Stock via Fanning LLC and Dotcom Capital LLC.

Name: Phil Fogerite

Phil Fogerite's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Product Officer
  Dates of Service: May 12, 2020 - Present
  Responsibilities: Managing the day-to-day operations of our product development. Mr. Fogerite receives $1,850 per week in salary compensation.

Other business experience in the past three years:

- **Employer:** Ghost Story Games
  Title: Systems Designer
  Dates of Service: January 01, 2016 - December 31, 2018
  Responsibilities: -Game systems -Combat -Analytics & Tuning -AI

Name: Spencer Bramson

Spencer Bramson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Managing the marketing and brand development of all our products and IPs. Mr. Bramson receives $1,850 per week in salary and has received 100,000 shares of Common Stock in equity compensation.

Other business experience in the past three years:

- **Employer:** </ssbramson>
  Title: Technology & Consumer Product Consultant - Founder
  Dates of Service: May 12, 2015 - June 01, 2020
  Responsibilities: Developed, implemented, and oversaw a wide range of business practices for high-growth organizations. Consulted directly with c-suite executives to develop customized strategies and solutions for their company's product (re)launches. Responsible for providing marketing strategy, monitoring and modifying initiatives based on KPIs, and managing partnerships.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding

whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Shares in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or

operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational "Noobs in Space" game or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our mobile games. Delays or cost overruns in the development of our games and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Zelgor Inc was formed on 8/3/2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new

enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Zelgor Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Noobs in Space is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Zelgor Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Zelgor Inc could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. The Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

Risk of Global Pandemic
We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain-related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

Private Company Valuation Risk
Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

Small Team Risk
Many of the key responsibilities of our business have been assigned to 5 individuals. Our ability to implement adequate internal controls depends, in part, on our ability to attract trained professional staff that allows us to segregate duties among several individuals.

Regulatory Risk

We may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet. The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse effect on our business, revenues, operating results, and financial condition.

Risk of securing additional capital
Our success depends in part on our ability to grow and take advantage of efficiencies of scale. We believe our software will expand and allow tens of thousands of additional users to use our website. However, we may need additional servers, bandwidth and other fixed expenses to support an increased customer base and we cannot be certain that our projections of our hardware and software needs are accurate if the user base rapidly increases. To accomplish our growth strategy, we may be required to raise and invest additional capital and resources and expand our marketing efforts in several geographic markets. We cannot be assured that we will be successful in raising the required capital.

Dependent on Key Individuals
Many of the key responsibilities of our business have been assigned to 5 individuals. Our ability to implement adequate internal controls depends, in part, on our ability to attract trained professional staff that allows us to segregate duties among several individuals.

Potential for Regulation
We may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet. The adoption of new laws or regulations relating to the

Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse effect on our business, revenues, operating results, and financial condition.

Need for Additional Internal Infrastructure
Our success depends in part on our ability to grow and take advantage of efficiencies of scale. We believe our software will expand and allow tens of thousands of additional users to use our website. However, we may need additional servers, bandwidth and other fixed expenses to support an increased customer base and we cannot be certain that our projections of our hardware and software needs are accurate if the user base rapidly increases. To accomplish our growth strategy, we may be required to raise and invest additional capital and resources and expand our marketing efforts in several geographic markets. We cannot be assured that we will be successful in raising the required capital.

Consumer Taste and Preferences May Change
Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

Ability to fill important positions for our continued growth
We continue to seek technical and managerial staff members, although we cannot compensate them until we have raised additional capital or purchased a business that generates cash flow from operations. We believe it is important to negotiate with potential candidates and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with a stock option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse affect on our business.

Potential of Dilution of Investor's shares
We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor’s pro rata ownership interest may be reduced to the extent of any such future sales.

Competition from larger game companies
The business of mobile applications is competitive, and we expect it to become increasingly competitive in the future. We may also face competition from large game companies, any of which will launch their own games or acquire other location-based game companies in the future.

Covid-19 could impact our business
Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei

Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

The SEC does not pass upon the merits of any securities regarding this offering
The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

This Offering nor Securities have been registered under Federal of State Security Laws
Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

Company reserves the right to extend the offering deadline
The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest

during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Proceeds from this offering are subject to Management's discretion
The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The securities issued by the company are not traceable for up to a year after the initial purchase date
The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-UnitedStates jurisdiction, the Securities have transfer restrictions and cannot be resold in the UnitedStates except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

No inspection rights for investors
Investors will not be entitled to any inspection or information rights other than those

required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Potential for significant dilution
he shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

Potential need for additional financing
The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

No present public market for these securities and the company has arbitrarily set the price.
There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Unforeseen risks that cannot be included
In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective

Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

These securities offered involve a high degree of risk

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACT ORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR T O MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD T O LOSE ALL OF THEIR INVESTMENT.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Fanning LLC (John Fanning Jr)	3,200,000	Common Stock	31.11
Dotcom Capital LLC (John Fanning Jr)	2,000,000	Common Stock	19.59

The Company's Securities

The Company has authorized Common Stock, Convertible Notes, Convertible Notes, and Employee Options. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,208,086 outstanding.

Voting Rights

1 share - 1 vote.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a

registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 10,208,086 shares, includes 10,208,086 shares of Common Stock and does not include 3,400,000 shares of unissued employee options.

Convertible Notes

The security will convert into Preferred stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $250,000.00
Maturity Date: August 03, 2014
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $1,500,000.00
Conversion Trigger: A Qualified Financing defined as a raise of $1M+ selling Preferred Shares

Material Rights

Principal converts at a $1.5M valuation while interest converts at a 20% discount to the Qualified Financing rate.

Note holders receive 2X their investment if there's a sale of the company prior to the notes converting.

Convertible Notes

The security will convert into Preferred stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $154,000.00
Maturity Date: October 17, 2015
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $0.00
Conversion Trigger: A Qualified Financing ($1M+ raise selling Preferred Stock)

Material Rights

Investor receives 2x their investment if the company is sold prior to the notes converting.

Notes under these terms have been signed with a 1 year maturity date from when they were executed. The oldest maturing on 10/17/15, the most recent matures on 11/4/2022. $154,000 is the total raised from these notes.

Employee Options

The amount of security authorized is 3,400,000 with a total of 0 outstanding.

Voting Rights

Employee Options have not been issued and have no unique voting rights beyond those of a standard Common Stock Holder.

Material Rights

The total number of shares outstanding on a fully diluted basis, 10,208,086 shares, includes 10,208,086 shares of Common Stock and does not include 3,400,000 shares of unissued employee options.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $533,279.00
  Number of Securities Sold: 1,066,558
  Use of proceeds: Developing our first shippable product, Noobs in Space
  Date: July 31, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $518,224.00
  Number of Securities Sold: 500,000
  Use of proceeds: Payroll & Operations
  Date: May 12, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The primary expenses of the business are software costs (currently around ~$24,000 a year) and operating costs (paying contractors/team members). Our monthly burn rate hovers just under $50,000 a month while we're in the game development phase. By raising the maximum, that will sustain our burn rate for 1 year while giving us additional capital to use on marketing and other expenses. Our goal is to begin generating revenue with our first game, Noobs in Space, sometime in 2022.

Foreseeable major expenses based on projections:

Our largest expense is operating cost, or paying our team members (currently working as independent contractors). This expense currently sits at just under $50,000 a month. Our other major expense is software costs, things like Unity licenses and other software that we use to build our game and keep it up and running. Those costs currently sit at $2,000 a month. The cost of maintaining our servers is currently minimal, as we have yet to launch a game, but we anticipate that cost increasing once we soft launch Noobs in Space. This expense scales with the number of players and the success of the game. Additionally, our marketing expenses will also increase as we start actively marketing our game and building our community of Noobs.

Future operational challenges:

Our two biggest future operational challenges will be driving users to download our game, and maintaining our servers if and when we see large numbers of players downloading and playing our games. These two challenges are exactly why we do stability tests and soft launches before fully launching a game.

Once Noobs in Space is live, we'll also be faced with the challenge of making improvements to the game while simultaneously keeping it live and operational.

We'll also likely have to grow and expand our team as our games and products become successful.

Future challenges related to capital resources:

Our biggest challenge will be creating a mobile game product that generates sufficient revenue to cover our expenses and generate profits. A mobile game's success can often be quick and fleeting, and it's important to maximize marketing dollars when a game's buzz is at its peak. It's possible that we may not have sufficient capital to maximize downloads during that time if we haven't raised enough capital beforehand.

We'll also face the challenge of increasing burn rate as our team expands, and needing our game products to generate enough revenue to sustain that growth.

Future milestones and events:

Our next milestone will be soft-launching Noobs in Space. This will be the first time

the company has a product live that can generate revenue, and this will help indicate how well our game will monetize once it's live.

After that, the next milestone is the full U.S. launch of Noobs in Space. This will be the most significant impact on the company financially, as this will be our largest source of revenue in the near future. The launch of Noobs in Space will largely determine the financial direction of the company moving forward.

Reaching 100,000 downloads for Noobs in Space. Reaching this number of downloads would be a positive indication of interest with customers and a positive sign to investors.

Reaching 1,000,000 downloads for Noobs in Space. Reaching this milestone would indicate that we've built a successful game and are ready to release our next game: NoobTubes.

Launching NoobTubes: this would give us multiple games in the marketplace with the potential of generating revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have friendly related party loans that we anticipate will continue to fund our growth in addition to capital we raise under Regulation Crowdfunding.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds in this campaign are important to launch our revenue-generating product and advertise and thus critical to our operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company needs additional capital and this offering is an important part of our capital requirements and thus necessary to the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current burn rate is $49K a month, and we spend $24K a year on software costs. If

we raise the minimum, that wouldn't be enough to cover our operational costs for even a month, so we would use those funds to cover our software costs for 5 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, that will give us 1 year's worth of burn and leave us with $412,000 (minus any $$ lost from bonus share investments) to spend on third-party vendors and marketing Noobs in Space. If we raise the maximum, our vision is to continue to seek capital from the public markets for additional expansion, list our stock on an exchange, and build a massive game and multimedia portfolio. Raising the maximum amount would allow us to continue our current operations for 1 year, in addition to giving us the funds to market the launch of our game.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have a $24,000 line of credit with Webster Bank, and we have friendly accredited investors that have funded us with convertible notes and we believe they will continue to provide financing, in addition to related party financing.

Indebtedness

- **Creditor:** Tim Draper
  Amount Owed: $150,000.00
  Interest Rate: 8.0%
  Maturity Date: August 03, 2014
  Debt converts to equity upon the completion of a qualified financing

- **Creditor:** Clarke Keough
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: August 03, 2014
  Converts to equity upon the completion of a qualified financing

- **Creditor:** WS Investment Company
  Amount Owed: $25,000.00
  Interest Rate: 8.0%
  Maturity Date: August 03, 2014
  Converts to equity upon the completion of a qualified financing

- **Creditor:** Jack Schneider
  Amount Owed: $25,000.00

Interest Rate: 8.0%
Maturity Date: August 03, 2014
Debt converts to equity upon the completion of a qualified financing

- **Creditor:** Greg Pesik
  Amount Owed: $25,000.00
  Interest Rate: 5.0%
  Maturity Date: October 07, 2016
  Converts to Equity upon completing a qualified financing

- **Creditor:** Pat Cahill
  Amount Owed: $25,000.00
  Interest Rate: 5.0%
  Maturity Date: May 11, 2016
  Converts to equity upon completing a qualified financing

- **Creditor:** Duncan Richardson
  Amount Owed: $25,000.00
  Interest Rate: 5.0%
  Maturity Date: May 27, 2016
  Converts to equity upon completion of a qualified fianncing

- **Creditor:** John Arsneault
  Amount Owed: $25,000.00
  Interest Rate: 5.0%
  Maturity Date: June 11, 2016
  Converts to equity upon completing a qualified financing

- **Creditor:** Arnold Scott
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: May 23, 2020
  Converts to equity upon completion of a qualified financing

- **Creditor:** Arnold Scott
  Amount Owed: $20,000.00
  Interest Rate: 5.0%
  Maturity Date: December 09, 2020
  Converts to equity upon completion of a qualified financing

Related Party Transactions

- **Name of Entity:** Dotcom Capital LLC
  Names of 20% owners: John Fanning Jr
  Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: A friendly loan from a related party at 0% interest to help manage the growth of the company
Material Terms:

- **Name of Entity:** Fanning LLC
Names of 20% owners: John Fanning
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: A friendly loan from a related party at 0% interest to help manage the growth of the company
Material Terms:

- **Name of Entity:** Valuesetters Inc
Names of 20% owners: None
Relationship to Company: Investor / Shareholder
Nature / amount of interest in the transaction: 5% interest, matures on 6/2/2022
Material Terms: 50% of the outstanding principal amount to be prepaid in the event of a Change of Control

Valuation

Pre-Money Valuation: $10,208,086.00

Valuation Details:

The Company's valuation was determined internally without a formal third-party independent evaluation.

The price of the securities was determined solely by the Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

The valuation was determined based on the improvements to the company overall and the progress we've made since our previous offering went live in February 2020. In particular, additions to the development and design team, notably Will Teixeira and Andres Gonzalez, and their experience working on massively successful games like Bioshock Infinite and Dungeons & Dragons Online. Additionally, we've also launched our first product for early access in India, leading to over 10,000 downloads. The demand for our stock, as evidenced by our previous offering selling out, also factored into the current valuation. Finally, the price of Zelgor stock in secondary trades on the Netcapital Beta Secondary Transfer platform also factored into the current valuation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $404,000 in convertible debt outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities

which may affect your ownership in the future.

The total number of shares outstanding on a fully diluted basis, 10,208,086 shares, includes 10,208,086 shares of Common Stock and does not include 3,400,000 shares of unissued employee options.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  The primary use of proceeds for this offering will go towards the marketing efforts of Noobs in Space as we build up excitement and anticipation for the game's release in the US.

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  The primary use of funds will be the promote Noobs in Space as we build up excitement and anticipation for the game's release in the US. The remaining use of funds will be used for working capital as we continue to develop Noobs in Space as well as future titles, like NoobTubes.

- *Operations*
  46.5%
  Funds not used on marketing and promotion will be used on product development and operations related to developing our games and other products.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://zelgor.com/ (zelgor.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zelgor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Zelgor, Inc.

[See attached]

Zelgor Inc.

Financial Statements
Year Ended December 31, 2020 and 2019

PINNACLE
Accountancy Group of Utah
Certified Public Accountants

a dba of Heaton & Company, PLLC

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
of Zelgor Inc.
Boston, Massachusetts

Opinion

We have audited the accompanying financial statements of Zelgor Inc. (the Company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in shareholders' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses since inception, has a working capital deficit, and has not achieved profitable operations, which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah
(a dba of Heaton & Company, PLLC)
Farmington, Utah
November 11, 2021

ZELGOR INC.
Balance Sheets

	December 31, 2020	December 31, 2019
ASSETS		
Current Assets		
Cash	$ 35,131	$ 22,295
Total Current Assets	35,131	22,295
Software development costs	649,102	78,919
Equipment, net of accumulated depreciation	789	1,141
TOTAL ASSETS	$ 685,022	$ 102,355
LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIT)		
Liabilities		
Current Liabilities		
Account payable	35,088	27,608
Accrued interest payable	186,050	160,305
Notes payable	355,000	355,000
Related party advances	76,950	38,450
Total Current Liabilities	653,088	581,363
Commitments and contingencies	-	-
Shareholders' Equity (Deficit)		
Common stock, par value $.00001, 15,000,000 shares authorized; 9,392,798 and 8,641,528 issued and outstanding, respectively	94	86
Additional paid in capital	897,794	261,001
Accumulated deficit	(865,954)	(740,095)
Total Shareholders' equity (deficit)	31,934	(479,008)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIT)	$ 685,022	$ 102,355

The accompanying notes are an Integral part of these financial statments

ZELGOR INC.

Statements of Operations

	Years Ended December 31,	
	2020	2019
Revenue	$ -	$ -
Operating expenses:		
Wages and payroll related expenses	36,823	3,322
Stock-based compensation	19,793	-
Depreciation	352	352
Legal and professional serivces	6,360	7,269
Research and development	14,700	-
General and administrative	32,086	11,807
Total Expenses	110,114	22,750
Loss from operations	(110,114)	(22,750)
Other income / (expenses)		
Other income	10,000	-
Interest expense	(25,745)	(24,173)
Total Other Expenses	(15,745)	(24,173)
Net loss before income taxes	(125,859)	(46,923)
Income tax expense	-	-
Net loss	$ (125,859)	$ (46,923)
Basic and diluted net loss per share	$ (0.01)	$ (0.01)
Basic and diluted weighted average number of outstanding shares	8,874,813	8,641,528

Accompanying notes are an integral part of these financial statements

ZELGOR INC.

Statements of Shareholders' Equity (Deficit)

	Common Shares	Common Stock, Par	Additonal Paid in Capital	Accumulated Deficit	Total Sharholders' Equity (Deficit)
Balance December 31, 2018	8,641,528	$ 86	$ 261,001	$ (693,172)	$ (432,085)
Net loss year ended December 31, 2019	-	-	-	(46,923)	(46,923)
Balance, December 31, 2019	8,641,528	86	261,001	(740,095)	(479,008)
Sales of shares of common stock	251,261	3	118,574	-	118,577
Stock issued for software development	480,903	5	498,426	-	498,431
Stock-based compensation	19,097	-	19,793	-	19,793
Net loss year ended December 31, 2019	-	-	-	(125,859)	(125,859)
Balance, December 31, 2020	9,392,789	$ 94	$ 897,794	$ (865,954)	$ 31,934

Accompanying notes are an integral part of these financial statements

ZELGOR INC.

Statements of Cash Flows

	Years Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net loss from operations	$ (125,859)	$ (46,923)
Adjustment to reconcile net loss to net cash used in operating activities:		
Stock for services	19,793	-
Depreciation	352	352
Changes in working capital items:		
Accounts payable	7,480	9,439
Accrued interest payable	25,745	24,173
Cash used in operating activities	(72,489)	(12,959)
INVESTING ACTIVITIES		
Software development costs	(71,752)	(30,151)
Cash used in investing activities	(71,752)	(30,151)
FINANCING ACTIVITIES		
Prceeds from related party advances	38,500	-
Proceeds from notes	-	30,000
Proceeds from the sale of common stock	118,577	-
Cash provided by financing activities	157,077	30,000
Increase (decrease) in cash during the period	12,836	(13,110)
Cash, beginning of the year	22,295	35,405
Cash, end of the year	$ 35,131	$ 22,295
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non-cash financing activities:		
Common stock issued for software development	$ 498,431	$ -

Accompanying notes are an integral part of these financial statements

ZELGOR INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

1. Description of Business and Summary of Accounting Principles

Description of the Organization

Zelgor Inc. ("Zelgor," "we," "our," or the "Company"), was formed as a limited liability company in the state of Delaware on February 10, 2011. We filed a certificate of conversion from a limited liability company to a corporation pursuant to section 265 of the Delaware General Corporation Law on August 3, 2012. The Company's product is a location-based game platform designed to connect epic mobile experiences with the real-world map.

Zelgor's mission is to build games that are simple to learn and difficult to master by creating epic wins that keep users playing longer. Studies show that approximately 66% of mobile gamers quit playing within 24 hours. Although most mobile games provide short-term gratification, they frequently fail to provide the feeling of immense satisfaction that comes from achieving something that you once thought impossible. We believe that both are critical to long-term success in the game space.

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year end is December 31. The Company operates from its headquarters in Boston, Massachusetts.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. A valuation allowance has been established to eliminate the Company's deferred tax assets as it is more likely than not that none of the deferred tax assets will be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the

taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The Company adopted the new standard utilizing a full retrospective transition method. Adoption of the new standard resulted in no changes for revenue recognition related as the Company has not yet generated revenue.

Topic 606 established that the Company recognize revenue using the following five-step model:

• Identification of the contract, or contracts, with a customer;
• Identification of the performance obligations in the contract;
• Determination of the transaction price;
• Allocation of the transaction price to the performance obligations in the contract; and
• Recognition of revenue when or as, the Company satisfies a performance obligation.

Stock-Based Compensation

The Company accounts for employee and non-employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments, including the vesting of restricted stock grants, to be recognized in the financial statements based on their grant date fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to common stock and capital in excess of par value during the period during which services are rendered.

Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income or loss by the weighted-average number of shares outstanding. To the extent that stock options and convertible

debt are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. See Note 9 for details of potentially dilutive securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents during fiscal 2020 and 2019.

Equipment

Equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment is depreciated on the straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service.

Asset Impairment

Long-lived assets, such as computer equipment and software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recorded no asset impairment in 2020 or 2019.

General and Administrative Expenses

General and administrative expenses include office supplies, software and other overhead expenses.

Software Development Costs

In accordance with ASC 985-20-25, *Costs of Software to Be Sold, Leased, or Marketed*, software development costs are expensed as incurred until technological feasibility and marketability has been established. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other

direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. Total cumulative capitalized software development costs were $649,102 and $78,919 at December 31, 2020 and 2019, respectively. $498,431 of software development costs in 2020 were attributable to the issuance of common stock, and $71,752 of software development costs in 2020 were from cash expenditures.

No amortization expense of the software development costs has been recognized given that the software has not yet been released to the general public.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimate relates to the accruals for income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize lease asset and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. We are currently evaluating the effect of the adoption of ASU 2016-02 will have on our results of operations, financial position or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

2. <u>Going Concern Matters and Realization of Assets</u>

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations and as of December 31, 2020, had negative working capital of $617,957 and an accumulated deficit of $865,954. In addition, the Company is unable to meet its obligations as they become due and sustain its operations. The Company believes that its existing cash resources are not sufficient to fund its continuing operating losses, capital expenditures, lease and debt payments and working capital requirements.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management's plans include:

1. Seek to raise equity for working capital purposes and to force conversion of or pay existing debt balances. With sufficient additional cash available to the Company, it can make the additional development expenditures necessary to develop a commercially viable product and generate revenues, and consequently cut monthly operating losses.

2. Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds

from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

3. Equipment

Equipment is stated at cost and consists of the following as of December 31, 2020 and 2019

	2020	2019
Computer equipment	$ 1,761	$ 1,761
Accumulated depreciation	(972)	(620)
Equipment, net	$ 789	$ 1,141

For the years ended December 31, 2020 and 2019, depreciation expense amounted to $352 in each year. Equipment is depreciated using the straight-line method over a five-year life.

4. Debt

Notes payable amounted to $355,000 and $355,000 at December 31, 2020 and 2019, respectively. The notes matured at various date between August 2014 and December 2020 and all of the notes are past due. Notes totaling $250,000 have an interest rate of 8% per annum and notes totaling $105,000 have an interest rate of 5% per annum.

The notes payable continue to have conversion rights into preferred stock. If a Qualified Financing occurs on or prior to the maturity date, then the outstanding principal amount of the notes payable and all accrued and unpaid interest on the notes shall automatically convert into fully paid and non-assessable shares of the preferred stock issued in such Qualified Financing at a conversion price equal to 80% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing. Qualified Financing is defined as a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $1,000,000 (including all proceeds from the incurrence of indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital. In the event of a change of control, the outstanding principal amount of all notes payable, plus all accrued and unpaid interest, in each case that has not otherwise been previously converted into equity securities, shall be due and payable immediately prior to the closing of such change of control, together with a premium equal to 50% of the outstanding principal amount to be prepaid.

The Company has not yet established a class of preferred stock and consequently, there are no additional rights or terms available to such debt holders.

Accrued interest payable amounted to $186,050 and $160,305 at December 31, 2020 and 2019, respectively. The Company recorded interest expense of $25,745 and $24,173 in the years ended December 31, 2020 and 2019, respectively. No cash interest payments have been made.

5. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

The Fair Value Measurements Topic of FASB's ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
>
> Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive

environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value where it is practicable to do so for financial instruments not recorded at fair value are as follows:

Cash and cash equivalents, accounts receivable, and accounts payable

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. In general, carrying amounts approximate fair value because of the short maturity of these instruments.

Long-lived Assets

All carrying amounts of long-lived assets approximate fair value.

Debt

At December 31, 2020 and 2019, the Company's convertible debt was carried at its face value plus accrued interest. Based on the financial condition of the Company, it is impracticable for the Company to estimate the fair value of its short and long-term debt.

The Company has no instruments with significant off-balance sheet risk.

6. Income Taxes

Since its inception, the Company has never recorded a provision or benefit for federal and state income taxes.

As of December 31, 2020, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $624,000 expiring in the years of 2021 through 2041.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2020 and 2019 were as follows:

	2020	2019
Deferred tax assets, net:		

	2020	2019
Net operating loss carryforwards	$ 131,000	$ 103,000
Valuation allowance	131,000	103,000
Net deferred assets	$ —	$ —

The valuation allowance increased to approximately $131,000 as of December 31, 2020, from $103,000 as of December 31, 2019, as a result of the net loss in the year ended December 31, 2020.

The following is a reconciliation of the tax provisions for the years ended December 31, 2020 and 2019 with the statutory Federal income tax rates:

	Percentage of Pre-Tax Income	
	2020	2019
Statutory Federal income tax rate	21.0%	21.0 %
Loss generating no tax benefit	(21.0)	(21.0)
Effective tax rate	—	—

The Company did not have any material unrecognized tax benefits as of December 31, 2020 and 2019. The Company does not expect the unrecognized tax benefits to significantly increase or decrease within the next twelve months. The Company recorded no interest and penalties relating to unrecognized tax benefits as of and during the years ended December 31, 2020 and 2019. The Company is subject to U.S. federal income tax, as well as taxes by various state jurisdictions. The Company is currently open to audit under the statute of limitations by the federal and state jurisdictions for the years ending December 31, 2018 through 2020.

7. Commitments and Contingencies

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2020, the Company has not accrued or incurred any amounts for litigation matters.

Leases

The Company has no leases. The headquarters is shared with another company to which our Chief Executive Officer provides part-time consulting services, and there is no expense to the Company for utilization of the space.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2021. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

8. Shareholders' Equity (Deficit)

The Company is authorized to issue 15,000,000 shares of its common stock, par value $0.00001. 9,392,789 and 8,614,528 shares are outstanding as of December 31, 2020 and 2019, respectively.

The Company issued 251,261 shares of common stock in the year ended December 31, 2020, in conjunction with an exempt offering under section 4(a)(6) of the Securities Act of 1933. Net proceeds received amounted to $118,577.

The Company issued 500,000 shares of its common stock in the year ended December 31, 2020, in exchange for $498,431 in software development services and $19,793 in stock-based compensation. The stock-based compensation of $19,793 was for research and development work.

$355,000 of notes payable, plus any accrued interest payable on such notes, is convertible into preferred stock at a 20% discount to the price per share that is paid by other purchasers of preferred stock sold in a qualified financing. Preferred stock is not currently authorized, and the rights and preferences of any preferred stock issued in the future shall be determined in a negotiation with an investor that desires to purchase preferred stock form the Company.

9. Loss Per Common Share

Loss per common share data was computed as follows:

	2020	2019
Net loss	$ (125,859)	$ (46,923)
Weighted average common shares outstanding	8,874,813	8,641,528
Effect of dilutive securities	—	—
Weighted average dilutive common shares outstanding	8,874,813	8,641,528
Earnings (loss) per common share – basic	$ (0.01)	$ (0.01)
Earnings (loss) per common share – diluted	$ (0.01)	$ (0.01)

All of the Company's notes payable are convertible into shares of preferred stock; however, the notes cannot be converted until certain contingencies are met. Consequently, any potentially issuable shares of common stock resulting from a note conversion have not been considered.

During the years ended December 31, 2018 and 2017, the Company granted 400,000 and 200,000 shares of common stock, respectively, that vest with a change in control or other liquidity events (an "Event"), and the Company considers it unlikely that an Event will occur. The amount of expense that would have been recognized upon the occurrence of an Event was $100,000 and $50,000 for the years ended December 31, 2018 and 2017, respectively. Consequently, any potentially issuable shares of common stock resulting from the possible vesting of the stock grants have not been considered in the calculation of the loss per common share.

11. Related Party Transactions

The Company has received cash advances from several related parties totaling $76,950 and $38,450 as of December 31, 2020 and 2019, respectively. The advances were made with a zero percent interest rate and no maturity date.

12. Subsequent Events

In 2021, the Company continues to sell shares of its common stock on Netcapital Funding Portal Inc. ("Netcapital") to the public under the exemption provided by Section 4(a)(6) of the Securities Act of 1933. This exemption is known as the crowdfunding exemption, or Regulation CF. The Company has a campaign page on Netcapital's website and is offering up to 1,070,000 shares of common stock for sale at a price of $0.50 per share to generate gross proceeds of up to $535,000. The Company issued shares of common stock and received net proceed from its Regulation CF offering as follows: On January 29, 2021, the Company issued 161,544 shares for net proceeds of $76,514; on March 4, 2021, the Company issued 70,105 shares for net proceeds of $33,035; and on April 13, 2021, the Company issued 95,425 shares for net proceeds of $45,074.

The Company borrowed $50,000 from a related party on June 2, 2021 at an annual interest rate of 5% with a maturity date of June 2, 2022.

The Company evaluated subsequent events through November 11, 2021. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

EXHIBIT C TO FORM C

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Zelgor

Building the Next Level of Interactive Entertainment



INVES DAY

Website | Boston, MA | GAMING

Zelgor is an interactive entertainment company launching a unique media franchise, called the Noobs. We aim to follow the path of Angry Birds, a billion-dollar IP, by disrupting the $150 billion global games industry. Our company is currently pre-revenue and plans to begin generating revenue when we soft launch our first game, Noobs in Space, in 2022.

$0.00 raised

0 Investors	$10.2M Valuation
$1.00 Price per Share	$100.00 Min. Investment
	Equity Offering Type
$1M Offering Max	Days Left

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This Reg CF offering is made available through StartEngine Capital, LLC.

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Reasons to Invest

- Backed By The Best - These backers include famous venture capitalist Tim Draper, the co-creator of Guitar Hero, the founders of napster, and more
- Our team has real-world experience building successful games including The Sims, Bioshock Infinite, and Dungeons & Dragons Online
- 1,400+ Investors From Two Campaigns - Successfully completed two previous crowdfunding campaigns with over 1,400 investors.

OVERVIEW

Growing a mobile game about aliens to a billion dollar IP empire

So... who are the Noobs? They are an army of outlandish aliens that players will join to explore the universe within exciting mobile games. The Noobs are also the franchise that aims to launch our interactive entertainment company Zelgor. We plan to follow the path of the billion-dollar IP Angry Birds from **mobile game to media empire.**



Mobile Game
to Media Empire


Introducing the Noobs
from StartEngine
ZIGGY
ZIGGY
00:33
vimeo

**Images are demo versions. Product is still currently under development*

Meet the Noobs: A group of rambunctious zany aliens from Planet Zelgor. Led by their outlandish leader, Major Noob, the Noobs are perpetually flying around the universe, exploring new planets, rescuing lost Noobs, and dodging wacky obstacles along the way. We're using mobile games as a launchpad for an entire Interactive Universe of Noob content.


Major Noob
The Leader
Norb
The Scientist
Kazoo
The Captain
Ziggy
The Trickster
Nibbles
The Muscle

> **"Space Noobs are the best kind of Noobs. I look forward to exploring new Noob planets, suns, black holes, and quasars."**
>
> *Tim Draper*
> *Founding Partner at Draper Associates*

The Problem

Compared to the Game Boy days, smartphone games are lame!

Let's face it: Most phone games simply aren't that fun. Many games start out being just barely fun enough and promise to be more fun if you pay. That's why more than 66% of users quit playing most mobile games after 24 hours.

Why is it that most games on smartphones are still inferior to ones that came out on Nintendo's Game Boy over twenty years ago? Your phone is light years beyond the tech that went into a Game Boy back in the day.

The enhanced quality of tech is there, but the quality of fun is uh... clearly lost in a galaxy far away.



Consumers have everything in the world at their fingertips, except a **gaming ecosystem that blows their minds with fun.**

Few game studios can build brands, stories, and characters beyond a single hit game. Fewer game studios integrate the newest software and hardware capabilities within today's phones.

Consumers have everything in the world at their fingertips, except a gaming ecosystem that blows their minds with fun.

THE MARKET

The most profitable sector of digital entertainment, $90.7 billion market

The global games space is quite lucrative, yet still left with room for improvement. This is a massive opportunity that our team is built to capitalize on.

Video games have eclipsed TV and streaming as the most profitable sector of digital entertainment. Mobile games are the most prominent and fastest-growing sector of video games. Newzoo forecasts the mobile gaming market should generate $90.7 billion in consumer spending in 2021. That's a 4.4% increase in a year.


Newzoo forecasts the mobile
gaming market should generate
$90.7 Billion
in consumer spending in 2021.

Games provide an entertaining escape for consumers stuck at home, andthe mobile gaming market accounts for more than half of the global games market. Mega-hit games like Candy Crush Saga, Clash of Clans, and Pokémon Go have individually generated over a billion dollars in lifetime revenue. At its peak, Pokémon Go once brought in $2.5 million in a single day. Each of the companies behind these games reached multi-billion dollar valuations within two years of launching just one game.

Candy Crush Saga	Pokémon Go	Clash of Clans
Total Revenue: **$7.4 Billion**	Total Revenue: **$4.3 Billion**	Total Revenue: **$4.5 Billion**

Sources: Business of Apps, Business of Apps, Statista

THE SOLUTION

Engaging mobile games that build a foundation for a lucrative media franchise

Zelgor is using the world of mobile games as a launchpad for our first media franchise, the Noobs. This is the same strategy Rovio used to turn the success of the original Angry Birds game into 4.5 billion game downloads across 12 games, 1.8 billion consumer products sold, and a $500 million box office movie franchise between The Angry Birds Movie and The Angry Birds Movie 2.


Noobs in the Theater
from StartEngine
00:10
vimeo

**Images are demo versions. Product is still currently under development*

As the Noobs rise in popularity, we have positioned ourselves to leverage the success of our mobile games to expand into a multi-denominational global franchise through merchandise, shows, movies, and more.


Noob Bedroom Takeover
from StartEngine
00:05
vimeo

Images are demo versions. Product is still currently under development

Our goal is to build games with strong lifetime value that seamlessly generate revenue. The games are free to download, but players can spend money on virtual items. We plan to generate additional revenue by integrating sponsored content and non-intrusive in-game ads, building strategic franchise partnerships to create branded merchandise.



Images are demo versions. Product is still currently under development

Our first game is Noobs in Space. It's the world's introduction to our race of ridiculous aliens. Space Noobs fly around space, scanning planets, encountering bizarre creatures, and dodging obstacles along the way.


Noobs in Space Gameplay Preview
from StartEngine
NOOBS IN SPACE
00:22
vimeo

Images are demo versions. Product is still currently under development

Our second game, NoobTubes, is the story of the Noobs discovering Earth. Players use a fruit-flinging contraption called the NoobTube to battle for control of the arena.


NoobTubes Gameplay Preview
from StartEngine
FIRE!
00:08
vimeo

Images are demo versions. Product is still currently under development

These battles are highly immersive and spectator friendly, giving them a competitive, Esport-like potential. Long term, we'll integrate Geolocation, enabling players to use their NoobTube skills to take over the world.

Our goal is to unleash the Noobs on the world using ridiculously fun mobile games.

Our games are designed to appeal to three different primary types of gamers:



Casual Gamers



Gen-Z Gamers



Competive Gamers

Both Noobs in Space and NoobTubes are available for early access by texting 855.522.0738 or signing up at Zelgor.com

OUR TRACTION

Founders Live Prime Time pitch competition winner, 1,400+ investors on Netcapital, over 10,000 downloads from stability tests

We are currently running stability tests of Noobs in Space (early access) in India. The tests are designed to make sure that our games will perform well at scale. The Results: Noobs in Space reached thousands of people in the first 48 hours, driving tens of thousands to the Google Play Store, leading to over 10,000 downloads.

angels + entrepreneurs FOUNDERS LIVE

The Noobs have won the hearts of **the Angels and Entrepreneurs Network**, the voters at **Founders Live Prime Time**, and over 1,400 crowdfunding investors across two previous offerings.

We are the winners of the Founders Live Prime Time pitch competition. We've been recommended by the Angels and Entrepreneurs Network and we sold out our most recent offering on Netcapital, with over 1,300 investors.

WHY INVEST

We aim to launch unique IPs for TV shows, movies, merchandise, and beyond

In the near future, Zelgor hopes to use the power of our games to become the next Disney. Games like Noobs in Space, NoobTubes, and more will launch unique and original IPs. We plan to leverage our IPs to fuel lucrative expansions into other forms of media.


"The Noobs have a real personality that feels new and original. It will be fantastic to see them cross a variety of platforms, including games, television, and movies."
Kai Huang
Co-founder at RedOctane, creators of Guitar Hero

Our mobile games launch IPs that will establish tv shows, movies, merchandise, and consoles. We're determined to build original gaming content to soon be redistributed through other revenue streams.


PIPING
COLD

The Noobs have won the hearts of the Angels and Entrepreneurs Network, the voters at Founders Live Prime Time, and over 1,400 crowdfunding investors across two previous offerings. Those little guys represent our own original media franchise and build the foundation of Zelgor.

Houston, we've got a solution. Our early results are starting to look promising, and we welcome all StartEngine investors to join forces with us.

Share in our success with your investment as we launch our own Universe of Noobs. We're here to make mobile games less lame and build an interactive entertainment household name.

In the Press

FOUNDERS LIVE

SHOW MORE

Meet Our Team



John Fanning Jr

CEO

John Fanning Jr. graduated from the University of Miami in 2014 with a Bachelor's degree in Entrepreneurship. John was part of the inaugural class of Draper University, founded by venture capitalist Tim Draper. While at Draper University, John finished in one of the Venture Capital Pitch Competition's top spots for his GPS-based mobile video game idea. He also led his team to be named the first-ever Draper University Champions. This idea became the launch point for John founding Zelgor Inc.



Phil Fogerite

Chief Product Officer

Phil Fogerite is a veteran software developer, with more than 13 years of game development experience. He spent three years working at Ghost Story Games, building cutting-edge analytics and game balance systems for an unannounced title. Previously, Phil worked on Dungeons & Dragons Online, under Warner Brothers Game Studios. His early years in the game industry include working with Sega and Marvel on The Incredible Hulk. He also spent three years working on The Sims with Electronic Arts.



Spencer Bramson

Chief Marketing Officer

Spencer Bramson's prescient pulse on popular culture and passion for cultivating unique experiences has enabled him to create some of the most innovative brand engagement campaigns for the world's top consumer packaged goods and technology companies, including Milky Way, Spotify, Google, Blackberry, Procter & Gamble, Mazda, Thomson Reuters, and Ford Motors. After founding his first agency at 19 years old, he quickly rose to the top of his peers in Boston and Los Angeles, leading him to receive multiple awards.



Will Teixeira

Lead Engineer

Before joining Zelgor Games, Will held the title of Lead Engineer and Evil Genius at OtherSide Entertainment. He led the development of Underworld Overlord (Gear VR and Oculus GO) (a Mobile VR & Oculus game) and Underworld Ascendant, released on both Xbox One and PS4. Will was also an integral team member at Warner Brothers Games, where he helped develop Dungeons and Dragons Online. Will holds a degree in Game Development and Simulation Programming Technology from the New England Institute of Technology.



Andres Gonzalez

Lead Designer

Andres Gonzalez is an award-winning Game Designer with over 12 years of experience. As Lead Designer at Ghost Story Games, Andres spent six years spearheading the vision and systems design for their latest game. Andres also previously worked at Irrational Games as the Lead Designer on BioShock Infinite DLC (Downloadable Content) and Lead Combat Designer on Bioshock Infinite.

Offering Summary

Company :	Zelgor, Inc.
Corporate Address :	1 Lincoln St, Boston, MA 02111
Offering Minimum :	$10,000.00
Offering Maximum :	$1,000,000.00
Minimum Investment Amount (per investor) :	$100.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 10,000

Maximum Number of Shares Offered : 1,000,000

Price per Share : $1.00

Pre-Money Valuation : $10,208,086.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

$100+ Investment

Jump on the Noob-wagon

Invitation to early access to all of our games.

$500+ Investment

We're All Noobs Here

All rewards above + invitation to our exclusive Zelgor investor community.

$750 Investment - Every Noob Has Its Day

All rewards above + your name (or Gamertag) added to Noobs in Space and NoobTubes' game credits.

$2,500+ Investment

The One and Only

All rewards from the $750 reward + reserve your own unique Zelgor Gamertag to be used throughout all our current and future games.

$5,000+ Investment

Straight from the Noob's Mouth

All rewards from the $750 reward + video or phone call with a member of our Executive Team.

$10,000+ Investment

Noob York Fashion Week

All rewards from the $750 reward + work with our design team to design and create your own customized Noob outfit skin for Noobs in Space

$25,000+ Investment

Shhhhhh 🤫

All rewards from the $750 reward + work with our development team to design and create your own Easter Egg in one of our games.

$50,000+ Investment

Name that Noob!

All rewards from the $750 reward + name your very own Noob character

$100,000+ Investment

Build-A-Noob Workshop

All rewards from the $750 reward + work with our design team to design, create, and personalize your very own Noob from scratch

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

The 10% StartEngine Owners' Bonus

Zelgor will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm John Fanning Jr., and I'm the Founder and CEO of Zelgor.

Zelgor is building an intergalactic entertainment empire backed by famous Venture Capitalist Tim Draper, co-creator of Guitar Hero, Kai Huang, and the founders of napster.

We plan to take over the universe with our army of rambunctious aliens called Noobs.

The Noobs are a unique IP, that are beginning their invasion by disrupting the $150B Global Games Industry.

We have a proven team of industry veterans who have worked on highly successful games like the Sims, Bioshock Infinite, Dungeons & Dragons Online, and more.

Our first mobile game is called Noobs in Space. Led by their outlandish leader, Major Noob, the Noobs fly around the universe, exploring cool new planets, encountering bizarre creatures, and dodging obstacles along the way.

NoobTubes is the sequel to Noobs in Space, and is the story of the Noobs discovering Earth. This game introduces a fruit launching backpack, called the NoobTube, that the Noobs use to battle each other for control of the planet.Noobtube battles are spectator friendly and have significant E-Sports potential. The game is tied into the real world map as players compete for territories all over the world.

In 2018, Video Games eclipsed TV & Streaming to become the most profitable sector of major entertainment. We are entering the market in mobile games, an industry with many high profile success stories.

Games like Candy Crush Saga, Clash of Clans, and Pokemon Go, have each generated over a billion dollars in revenue in their lifetime. At its peak, Pokemon Go brought in as much as $2.5M in a single day.

Our games are free to play, and we monetize them through the sale of virtual items like, UFOs, Costumes, and more.

We'll also be franchising the Noobs IP and forming brand partnerships as we create merchandise, like shirts, hats, and stuffed Noob plushies. As the Noobs become popular, they plan to invade other Game Platforms, like Xbox and PlayStation, and other forms of media like TV and Movies.

We invite you to become a Zelgor investor and join forces with the Noobs before they take over the Universe.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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